SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NATIONAL AUSTRALIA BANK

Template for Key Performances Measures

					Sep 2005
	Half Year to		Year to		Results
Input Schedule	Sep 05	Mar 05	Sep 05	Sep 04	Announcement
	$m	$m	$m	$m
Performance Summary
Banking
Net interest income	3,527	3,549	7,076	7,184	Page 67
Other operating income	2,233	2,110	4,343	4,165	Page 81
Eliminations (between Banking & WM)	(58)	(81)	(139)	(141)	Page 81
Banking net operating income	5,702	5,578	11,280	11,208	Page 5

Wealth Management (WM)
Net interest income	2	4	6	7	Page 67
Net life insurance income ex IORE	1,031	495	1,526	919	Page 80
Investment earnings on shareholders’ retained profits & capital from life businesses (IORE)	83	63	146	93	Page 80
Other operating income	437	461	898	807	Page 81
Total operating income	7,255	6,601	13,856	13,034	Page 5

Banking operating expenses	(3,345)	(3,246)	(6,591)	(6,119)	Page 83
Eliminations (between Banking & WM)	58	81	139	141	Page 83
Wealth Management operating expenses	(441)	(411)	(852)	(834)	Page 83
Charge to provide for doubtful debts	(253)	(281)	(534)	(559)	Page 86
Net operating income before tax	3,274	2,744	6,018	5,663	Page 5

Banking income tax expense	(603)	(648)	(1,251)	(1,362)	Page 90
Wealth Management income tax expense	(414)	(229)	(643)	(279)	Page 90
Cash earnings before significant items, distributions including outside equity interest	2,257	1,867	4,124	4,022	Page 5
Wealth Management revaluation profit after tax	294	51	345	16	Page 38
Goodwill amortisation	(48)	(50)	(98)	(103)	Page 84
Net profit before significant items	2,503	1,868	4,371	3,935	Page 5
Significant items after tax	(450)	821	371	(384)	Page 91
Net profit	2,053	2,689	4,742	3,551	Page 5
Net profit attributable to outside equity interest
Wealth Management	(456)	(154)	(610)	(365)	Page 5
Institutional Markets & Services	—	—	—	(9)	Page 5
Net profit attributable to members of the Company	1,597	2,535	4,132	3,177	Page 5
Distributions	(109)	(95)	(204)	(187)	Page 4
Earnings attributable to ordinary shareholders	1,488	2,440	3,928	2,990	Page 5

Less: Wealth Management revaluation profit after tax	(294)	(51)	(345)	(16)	Page 38
Add: Goodwill amortisation	48	50	98	103	Page 84
Cash earnings after significant items	1,242	2,439	3,681	3,077	Page 4
Add: Significant items after tax	450	(821)	(371)	384	Page 91
Cash earnings before significant items	1,692	1,618	3,310	3,461	Page 4

Other Data
Average interest-earnings assets	319,900	324,886	322,393	306,500	Page 71
Average equity	32,612	30,130	31,371	27,802	Page 74
Average outside equity interest in controlled entities	4,617	3,945	4,281	3,314	Page 74
Average preference share capital	—	—	—	227	Page 74
Average Trust Preferred Securities	975	975	975	975	Page 74
Average Trust Preferred Securities II	1,014	44	531	—	Page 74
Average National Income Securities	1,945	1,945	1,945	1,945	Page 74

Weighted average ordinary shares (no. ‘000)	1,562,509	1,555,388	1,559,118	1,515,270	Page 98
Diluted weighted average ordinary shares (no. ‘000)	1,629,408	1,621,985	1,626,226	1,581,810	Page 98
Ordinary shares - Fully paid (no. ‘000)	1,567,188	1,558,324	1,567,188	1,550,784	Page 97

Tier 1 capital	22,779	23,156	22,779	21,048	Page 94
Total equity / net assets	34,280	32,001	34,280	29,766	Page 6
Outside equity interest in controlled entities	6,224	4,107	6,224	3,866	Page 6
Trust Preferred Securities	975	975	975	975	Page 6
Trust Preferred Securities II	1,014	1,014	1,014	—	Page 6
National Income Securities	1,945	1,945	1,945	1,945	Page 6
Distributions	(109)	(95)	(204)	(187)	Page 4
Goodwill	522	571	522	632	Page 94
Excess of net market value over net assets of life insurance controlled entities	5,220	4,878	5,220	4,904	Page 38

	Half Year to		Year to
Output summary - ratios	Sep 05	Mar 05	Sep 05	Sep 04
	$m	$m	$m	$m

Earnings per share (EPS)

Basic cash earnings per ordinary share (before significant items) - cents	108.3	104.0	212.3	228.5
Cash earnings before significant items	1,692	1,618	3,310	3,461
Add: Interest expense on ExCaps	53	53	106	112
Adjusted cash earnings for cash EPS calculation	1,745	1,671	3,416	3,573
Weighted average ordinary shares (no. ‘000)	1,562,509	1,555,388	1,559,118	1,515,270
Diluted weighted average ordinary shares (no. ‘000)	1,629,408	1,621,985	1,626,226	1,581,810
Diluted cash earnings per share (before significant items) - cents	107.1	103.0	210.1	226.0

Basic earnings per ordinary share (after significant items) - cents	95.2	156.9	251.9	197.3
Earnings attributable to ordinary shareholders	1,488	2,440	3,928	2,990
Add: Interest expense on ExCaps	53	53	106	112
Adjusted cash earnings for EPS calculation	1,541	2,493	4,034	3,102
Weighted average ordinary shares (no. ‘000)	1,562,509	1,555,388	1,559,118	1,515,270
Diluted weighted average ordinary shares (no. ‘000)	1,629,408	1,621,985	1,626,226	1,581,810
Diluted earnings per share (after significant items) - cents	94.6	153.7	248.1	196.1

Performance

Return on average equity before significant items	16.2%	14.0%	15.0%	15.8%
Earnings attributable to ordinary shareholders	1,488	2,440	3,928	2,990
Add: Significant items after tax	450	(821)	(371)	384
Adjusted earnings for ROE calculation	1,938	1,619	3,557	3,374
Average equity	32,612	30,130	31,371	27,802
Less: Average outside equity interest in controlled entities	(4,617)	(3,945)	(4,281)	(3,314)
Less: Average preference share capital	—	—	—	(227)
Less: Average Trust Preferred Securities	(975)	(975)	(975)	(975)
Less: Average Trust Preferred Securities II	(1,014)	(44)	(531)	—
Less: Average National Income Securities	(1,945)	(1,945)	(1,945)	(1,945)
Adjusted average equity for ROE calculation	24,061	23,221	23,639	21,341

Cash earnings on average equity before significant items	14.0%	14.0%	14.0%	16.2%
Cash earnings before significant items	1,692	1,618	3,310	3,461
Average equity	32,612	30,130	31,371	27,802
Less: Average outside equity interest in controlled entities	(4,617)	(3,945)	(4,281)	(3,314)
Less: Average preference share capital	—	—	—	(227)
Less: Average Trust Preferred Securities	(975)	(975)	(975)	(975)
Less: Average Trust Preferred Securities II	(1,014)	(44)	(531)	—
Less: Average National Income Securities	(1,945)	(1,945)	(1,945)	(1,945)
Adjusted average equity for cash earnings on average equity calculation	24,061	23,221	23,639	21,341

Net interest margin (NIM)	2.20%	2.19%	2.20%	2.35%
Net interest income	3,529	3,553	7,082	7,191
Average interest-earning assets	319,900	324,886	322,393	306,500

Banking cost to income ratio	58.1%	57.4%	57.7%	53.9%
Banking operating expenses	3,345	3,246	6,591	6,119
Banking net interest income	3,527	3,549	7,076	7,184
Banking other operating income	2,233	2,110	4,343	4,165

Net tangible assets (NTA) per share ($)	11.60	11.82	11.60	11.13
Total equity / net assets	34,280	32,001	34,280	29,766
Less: Outside equity interest in controlled entities	(6,224)	(4,107)	(6,224)	(3,866)
Less: Trust Preferred Securities	(975)	(975)	(975)	(975)
Less: Trust Preferred Securities II	(1,014)	(1,014)	(1,014)	—
Less: National Income Securities	(1,945)	(1,945)	(1,945)	(1,945)
Less: Distributions	(204)	(95)	(204)	(187)
Less: Goodwill	(522)	(571)	(522)	(632)
Less: Excess of net market value over net assets of life insurance controlled entities	(5,220)	(4,878)	(5,220)	(4,904)
Net tangible assets (NTA)	18,176	18,416	18,176	17,257
Ordinary shares - Fully paid (no. ‘000)	1,567,188	1,558,324	1,567,188	1,550,784

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Garry F Nolan

Garry F Nolan
Date: 9 November 2005	Title:	Company Secretary